

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 26, 2009

Mr. Dan Bauer
President, Chief Executive Officer, Chief Financial Officer
Western Standard Energy Corp.
2 Sheraton Street
London, UK W1F8BH

> **Re:** **Western Standard Energy Corp.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed December 15, 2008**
> **File No. 000-51736**

Dear Mr. Bauer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief